Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 1, 2009

FREQUENTLY ASKED QUESTIONS about iPath® Exchange traded notes (Etns) iPath® Exchange Traded Notes are innovative investment products from Barclays that seek to provide investors with a new way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath Exchange Traded Notes. an investment in iPath EtNs involves risks, including possible loss of principal. For a description of the main risks see “risk Factors” in the applicable prospectus.

iPATH EXCHANGE TRADED NOTES (ETNs)

iPATH® COMMODITY ETNs	Ticker Symbol	Yearly Fee*	Maturity Date
iPath® Dow Jones–UBS Commodity Index Total Return℠ ETN	DJP	0.75%	6/12/36
iPath® Dow Jones–UBS Agriculture Subindex Total Return℠ ETN	JJA	0.75%	10/22/37
iPath® Dow Jones–UBS Energy Subindex Total Return℠ ETN	JJE	0.75%	10/22/37
iPath® Dow Jones–UBS Grains Subindex Total Return℠ ETN	JJG	0.75%	10/22/37
iPath® Dow Jones–UBS Softs Subindex Total Return℠ ETN	JJS	0.75%	6/24/38
iPath® Dow Jones–UBS Industrial Metals Subindex Total Return℠ ETN	JJM	0.75%	10/22/37
iPath® Dow Jones–UBS Precious Metals Subindex Total Return℠ ETN	JJP	0.75%	6/24/38
iPath® Dow Jones–UBS Livestock Subindex Total Return℠ ETN	COW	0.75%	10/22/37
iPath® Dow Jones–UBS Copper Subindex Total Return℠ ETN	JJC	0.75%	10/22/37
iPath® Dow Jones–UBS Natural Gas Subindex Total Return℠ ETN	GAZ	0.75%	10/22/37
iPath® Dow Jones–UBS Cocoa Subindex Total Return℠ ETN	NIB	0.75%	6/24/38
iPath® Dow Jones–UBS Coffee Subindex Total Return℠ ETN	JO	0.75%	6/24/38
iPath® Dow Jones–UBS Cotton Subindex Total Return℠ ETN	BAL	0.75%	6/24/38
iPath® Dow Jones–UBS Sugar Subindex Total Return℠ ETN	SGG	0.75%	6/24/38
iPath® Dow Jones–UBS Aluminum Subindex Total Return℠ ETN	JJU	0.75%	6/24/38
iPath® Dow Jones–UBS Lead Subindex Total Return℠ ETN	LD	0.75%	6/24/38
iPath® Dow Jones–UBS Nickel Subindex Total Return℠ ETN	JJN	0.75%	10/22/37
iPath® Dow Jones–UBS Tin Subindex Total Return℠ ETN	JJT	0.75%	6/24/38
iPath® Dow Jones–UBS Platinum Subindex Total Return℠ ETN	PGM	0.75%	6/24/38
iPath® S&P GSCI® Total Return Index ETN	GSP	0.75%	6/12/36
iPath® S&P GSCI® Crude Oil Total Return Index ETN	OIL	0.75%	8/14/36
iPATH® EMERGING MARKET ETN			
iPath® MSCI India Index℠ ETN	INP	0.89%	12/18/36
iPATH® EXCHANGE RATE ETNs			
iPath® EUR/USD Exchange Rate ETN	ERO	0.40%	5/14/37
iPath® GBP/USD Exchange Rate ETN	GBB	0.40%	5/14/37
iPath® JPY/USD Exchange Rate ETN	JYN	0.40%	5/14/37
iPATH® STRATEGY ETNs			
iPath® CBOE S&P 500 BuyWrite Index℠ ETN	BWV	0.75%	5/28/37
iPath® Optimized Currency Carry ETN	ICI	0.65%	1/28/38
iPATH® ALTERNATIVE ETNs			
iPath® Global Carbon ETN	GRN	0.75%	6/24/38
iPath® S&P 500 VIX Short-Term Futures™ ETN	VXX	0.89%	1/30/19
iPath® S&P 500 VIX Mid-Term Futures™ ETN	VXZ	0.89%	1/30/19

* The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable product page and Prospectus at www.iPathETN.com. Subject to requirements described in the prospectus, the Securities may be redeemed with the issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply when redeeming units of the iPath® MSCI India Index℠ ETN, iPath® S&P 500 VIX Short-Term Futures™ ETN, and iPath® S&P 500 VIX Mid-Term Futures™ ETN.

iP ath Etns oVErViEW What are iPath Exchange traded Notes? iPath Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a new way to access the returns of market benchmarks or strategies. ETNs are not equities or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted.1 Like an index fund they are linked to the return of a benchmark index. What are the advantages of iPath EtNs? iPath ETNs provide investors with convenient exposure to the returns of market benchmarks, less investor fees, with easy transferability and an exchange listing. The ETN structure is designed to allow investors cost-effective exposure to investments in previously expensive or difficult-to-reach market sectors or strategies. how are the returns of iPath EtNs calculated? iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, less investor fees. how do I buy an iPath E TN? The iPath ETNs currently available are listed on major exchanges and are available for purchase similar to other publicly traded securities. How do I sell an iPath E tN? Investors can liquidate iPath ETNs one of three ways: ? Sell in the secondary market during trading hours. ? Redeem a large block of securities, typically 50,000 units directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.2 A redemption charge will apply to certain iPath ETNs. ? Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the securities times the index factor on the final valuation date minus the investor fee on the final valuation date. do the iPath EtNs currently available make interest payments? No. do the iPath EtNs currently available make dividend distributions? No. do the iPath EtNs currently available offer principal protection? No. Investors will receive the performance of the index to which the iPath ETN is linked, less investor fees. The index may go up or down. Even if the index goes up, investors may not recover their principal once investor fees are deducted. are iPath EtNs rated? No. The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC.3 Who is the issuer? Barclays Bank PLC and its subsidiary undertakings (taken together, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group operates in many countries around the world. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group. For further information about Barclays, please visit our website www.barclays.com. Who is Barclays Capital inc.? Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered U.S. broker/ dealer regulated by the SEC and FINRA. 1. With short sales, you risk paying more for a security than you received from its sale. 2. The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective. 3. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

do iPath EtNs have voting rights? No. The iPath ETNs are debt securities and have no voting rights. are iPath EtNs registered? Yes. The iPath ETNs are registered under the Securities Act of 1933. are iPath EtNs linked to commodity indexes CFtC (Commodity Futures trading Commission) regulated? No. iPath ETNs are debt securities issued by Barclays Bank PLC and are not regulated by CFTC; however, futures contracts underlying the relevant market index may be regulated by the CFTC. Where can i find additional information about iPath E tNs? Additional information is available at www.iPathETN.com. trading iP ath Etns Where are iPath EtNs listed? The iPath ETNs currently available are listed on major exchanges. When can i buy or sell iPath EtNs? iPath ETNs can be bought or sold anytime during market hours. Can the iPath EtNs currently available be shorted? 4 Yes, on an uptick or a downtick and subject to the ability to locate shares to borrow. is there a minimum trade size for iPath E tNs? No. iPath ETNs can be bought and sold at their market price on the secondary market similar to other publicly traded securities. how can ifind iPath E tNs on Bloomberg? Information regarding iPath ETNs can be found on Bloomberg by typing the relevant ETN’s trading symbol, then the “Equity” key, then “Go.” For example, for information regarding the iPath® S&P GSCI™ Total Return Index ETN, type: GSP < Equity > < Go >. is a net asset value (N aV) calculated? No. As iPath ETNs are debt securities, and not mutual funds, they will not have an NAV. is an intrinsic value calculated? An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor. Additionally, the daily indicative value of each iPath ETN is calculated and published at the end of each trading day at www.iPathETN.com. For a more complete description of how the daily indicative value is calculated for each iPath ETN, please see the applicable product page and Pricing Supplement at www.iPathETN.com. do the iPath EtNs trade at their indicative value? The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indexes underlying the iPath ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of your iPath ETNs. Index levels provided by the sponsors of the indexes underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying relevant market. For this reason and others, the actual trading price of the iPath ETNs may be different from their indicative value. In addition to being available for trading on an exchange, the early redemption feature allows a large block of securities, typically 50,000 units of a particular iPath ETN, to be redeemed directly to Barclays Bank PLC for the redemption value, as described in the applicable Pricing Supplement. The historical daily indicative value is published each day at www.iPathETN.com. The redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their indicative value, though there can be no assurance that arbi-trageurs will employ the redemption feature in this manner. how can iPath EtNs be redeemed directly to the issuer prior to the maturity date? Investors may redeem a large block of securities, typically at least 50,000 units of a particular iPath ETN, directly to the issuer, subject to the procedures described in the relevant prospectus. A redemption charge may apply. 4. With short sales, you risk paying more for a security than you received from its sale.

TABLE 2 Differences and Similarities Between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

	ETNs	ETFs
Liquidity	Daily on exchange	Daily on exchange
Registration	Securities Act of 1933	Investment Company Act of 1940
Recourse	Issuer credit	Portfolio of securities
Principal risk	Market and issuer risk	Market risk
Institutional size redemption	Daily to the issuer	Daily via custodian
Short sales	Yes, on an uptick or a downtick	Yes, on an uptick or a downtick

What is the redemption charge?

The redemption charge is a one-time transaction charge imposed only in the case of early redemptions for certain iPath ETNs. The charge is intended to allow the issuer to recoup brokerage and other costs incurred in connection with an early redemption (although the proceeds from the charge may be more or less than such costs). Investors transacting on the secondary market will not incur a redemption charge.

If Barclays Bank PLC's credit rating is downgraded, what happens to the indicative value?

The indicative value calculation of the iPath ETNs will not change in response to a Barclays Bank PLC credit event. However, the trading price of the iPath ETNs may be adversely impacted.

Is there a capacity constraint with respect to the iPath ETNs?

Should demand for any iPath ETN exceed the initial amount of securities issued, subsequent issuances may be made under the registration statement. The terms of the new issue—maturity date, investor fee, ticker, CUSIP—will be the same as the original issue, and it is expected that both issues would be immediately fungible.

INFORMATION FOR ADVISORS ONLY

Broker/dealers are reminded to consider FINRA Notice to Members 05–59 (September 2005) before recommending iPath ETNs to their customers.

Is a Series 3 license required to sell iPath ETNs?

No.

an investment in iPath EtNs involves risks, including possible loss of principal. For a description of the main risks see “risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. you may get these documents for free by visiting www.iPathEtN.com or EdGar on the SEC website at www.sec.gov. alternatively, Barclays Bank PLC will arrange for Barclays Capital inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPath, or you may request a copy from any other dealer participating in the offering. iPath EtNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. the Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses. iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions. Barclays Capital Inc. and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. “Dow Jones,®” “DJ,®” “UBS,®” “Dow Jones-UBS Commodity Index,SM” “DJ-UBSCI,SM” “Dow Jones-UBS Commodity Index Total Return,SM” “Dow Jones-UBS Agriculture Subindex Total Return,SM” “Dow Jones-UBS Aluminum Subindex Total Return,SM” “Dow Jones-UBS Cocoa Subindex Total Return,SM” “Dow Jones-UBS Coffee Subindex Total Return,SM” “Dow Jones-UBS Copper Subindex Total Return,SM” “Dow Jones-UBS Cotton Subindex Total Return,SM” “Dow Jones-UBS Energy Subindex Total Return,SM” “Dow Jones-UBS Grains Subindex Total Return,SM” “Dow Jones-UBS Industrial Metals Subindex Total Return,SM” “Dow Jones-UBS Lead Subindex Total Return,SM” “Dow Jones-UBS Livestock Subindex Total Return,SM” “Dow Jones-UBS Natural Gas Subindex Total Return,SM” “Dow Jones-UBS Nickel Subindex Total Return,SM” “Dow Jones-UBS Platinum Subindex Total Return,SM” “Dow Jones-UBS Precious Metals Subindex Total Return,SM” “Dow Jones-UBS Softs Subindex Total Return,SM” “Dow Jones-UBS Sugar Subindex Total Return,SM” and “Dow Jones-UBS Tin Subindex Total ReturnSM” are servicemarks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the indices are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities based on any of the indices particularly. The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates, and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller, or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark, or servicemark to sponsor, endorse, market, or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI. “S&P GSCI,®” “S&P GSCI® Index”, “S&P GSCI® Total Return Index”, “S&P GSCI® Commodity Index” “S&P GSCI® Total Return Index” and “S&P GSCI® Crude Oil Total Return Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI® to track general stock market performance. “Standard & Poor’s,®” “S&P,®” “S&P 500,®” “Standard & Poor’s 500” and “500” are trademarks of S&P and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P or the Index Sponsor and neither S&P nor the Index Sponsor make any representation regarding the advisability of investing in the Securities. “Standard & Poor’s,®” “S&P,®” “S&P 500,®” “Standard & Poor’s 500,” “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of S&P and have been licensed for use by Barclays. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance. “Barclays Intelligent Carry Index™” and the “USD Intelligent Carry Index™” are trademarks of Barclays Bank PLC. “Barclays Capital Global Carbon Index™” and “Barclays Capital Global Carbon Index Total Return™” are trademarks of Barclays Bank PLC. ©2009 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs, and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks, or registered trademarks are the property, and used with the permission, of their respective owners. 513–61SY-12/09 Not FDIC Insured • No Bank iP-0170-1209 FinD Your iPaTh 1–877–76–iPATH www.iPathETN.com